UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Super Micro Computer, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
86800U104
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86800U104

1.	NAMES OF REPORTING PERSONS Charles Liang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,340,767 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,340,767 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,340,767 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12.	TYPE OF REPORTING PERSON IN
---------------------------------------------------------------------------------------------------------------------------------------------------------

(1)
Includes 528,010 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2021. Also includes 2,663,752 shares jointly held by Mr. Liang and Sara Liu, his spouse, 90,177 shares held directly by Ms. Liu and 64,500 options exercisable and 197 RSUs subject to vesting within 60 days after December 31, 2020, and 6,654 shares held by Mr. Liang’s children.

CUSIP NO. 86800U104

1.	NAMES OF REPORTING PERSONS Chiu-Chu (Sara) Liu Liang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,340,767 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,340,767 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,340,767 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12.	TYPE OF REPORTING PERSON IN
 -----------------------------------------------------------------------------------------------------------------------------------------------------------

(1)
Includes 2,663,752 shares jointly held by Ms. Liu and Mr. Liang, her spouse, 3,987,477 shares held by Charles Liang, and 6,654 shares held by Mr. Liang’s children and 64,500 shares issuable upon the exercise of options exercisable and 197 RSUs subject to vesting within 60 days after December 31, 2021.

CUSIP NO. 86800U104
Item 1.

(a)	Name of Issuer:

Super Micro Computer, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

980 Rock Avenue, San Jose, CA 95131
Item 2.

(a)	Name of Person Filing:

Filed jointly by Charles Liang and Chiu-Chu (Sara) Liu Liang.

(b)	Address of Principal Business Office or, if None, Residence:

c/o Super Micro Computer, Inc., 980 Rock Avenue, San Jose, CA 95131.

(b)	Citizenship:

United States

(b)	Title of Class of Securities:

Common Stock, par value $0.001

(b)	CUSIP Number:

86800U104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________

☒	Not applicable.

CUSIP NO. 86800U104

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

7,340,767 (1)

(b)	Percentage of class:

14.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

7,340,767 (1)

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

7,340,767 (1)

(1)
For Mr. Liang, includes 528,010 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2021. Also includes 2,663,752 shares jointly held by Mr. Liang and Sara Liu, his spouse, 90,177 shares held directly by Ms. Liu and 64,500 options exercisable and 197 RSU subject to vesting, both within 60 days after December 31, 2021, and 6,654 shares held by Mr. Liang’s children.

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

CUSIP NO. 86800U104

Item 8.	Identification and Classification of Members of the Group.
The reporting persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.
N/A
Item 10. Certification.
N/A

CUSIP NO. 86800U104
Signature
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2022

/s/ Charles Liang
Charles Liang

/s/ Chiu-Chu (Sara) Liu Liang
Chiu-Chu (Sara) Liu Liang

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them in a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Super Micro Computer, Inc., a Delaware corporation, and that this agreement shall be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement on the 11th day of February, 2022.

/s/ Charles Liang
Charles Liang

/s/ Chiu-Chu (Sara) Liu Liang
Chiu-Chu (Sara) Liu Liang